Faegre Drinker Biddle & Reath LLP

1500 K Street, N.W., Suite 1100

Washington, DC 20005

(312) 569-1000 (Phone)

www.faegredrinker.com

April 4, 2025

VIA EDGAR TRANSMISSION

Mr. Daniel Greenspan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”) Registration Statement on Form N-1A (File Nos.: 033-20827 and 811-05518)

Dear Mr. Greenspan:

The purpose of this letter is to respond to the oral comments you provided regarding the Company’s post-effective amendment (“PEA”) No. 338 to its registration statement on Form N-1A. PEA No. 338 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on January 15, 2025.

As discussed, the Company will file a PEA under Rule 485(b) (the “Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits with respect to the F/m High Yield 100 ETF ("ZTOP"), a series of the Company initially registered with PEA No. 338. Also as discussed and as indicated below, with respect to the eleven (11) other series of the Company initially registered with PEA No. 338 (the "Other F/m Series"), the Company will remain in discussion with the Staff and will file one or more delaying amendments with respect to PEA No. 338 until a subsequent PEA is filed under Rule 485(b) (the "Subsequent Amendment") to update any missing information, respond to Staff comments, and file updated exhibits with respect to the Other F/m Series.

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Company confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Company. The changes to the disclosures discussed below will be reflected in the next post-effective amendment to the Registration Statement.

Prospectuses

1.	Comment: As a global comment for all funds, please complete the Fee and Expense tables. If there are any contractual fees, please make sure they are footnoted. Clearly indicate whether there are any waivers. Please also confirm supplementally that no waiver and/or recoupment arrangements are in place with the Adviser.

Response: The Company confirms the remaining information for ZTOP will be completed in the Amended Registration Statement, and for the Other F/m Series in the Subsequent Amendment. The Company also confirms that there are no waiver and/or recoupment arrangements in place with the Adviser.

2.	Comment: As a global comment for all funds, please review the Principal Investment Risks sections and ensure that all the risks for similar funds are the same. For example, the F/m High Yield High Beta ETF Principal Investment Risk section included a Distressed Securities Risk and Duration Risk but the F/m High Yield 100 ETF did not include these risks.

Response: The Company will make the requested change in the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series.

3.	Comment: As a global comment for all funds that have a “Duration Risk,” please provide a brief discussion of how duration works, i.e. how sensitivity works in response to interest rate changes.

Response: In the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series, Statement, the Company will revise the existing “Duration Risk” disclosure in the prospectuses to include the explanation that “as interest rates rise, the value of a bond will fall in direct proportion to its duration and conversely, as interest rates fall, the value of a bond will increase in direct proportion to its duration. Therefore, the longer a bond’s duration (measured in years), the more sensitive its price will be to interest rate changes.”

4.	Comment: As a global comment for all funds that have a “Foreign Investment Risk” and “Non-U.S. Issuer Risk,” to the extent they are overlapping, please consider consolidating.

Response: The Company will make the requested changes in the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series.

5.	Comment: Consistent with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the fund name of each of the F/m High Yield 100 ETF, F/m High Yield High Beta ETF, F/m High Yield High Quality ETF, F/m High Yield Short Duration Quality ETF, F/m High Yield Senior Secured ETF, F/m U.S. Treasury 3-Month Bill Institutional ETF and F/m Current Coupon Mortgage-Backed Securities ETF, should suggest that such fund tracks an index, as noted in each fund’s Principal Investment Strategies and 80% Policy. Please either revise each fund’s name so it is clear that the fund tracks an underlying index, or revise each fund’s 80% Policy to state that 80% of such fund’s assets are invested in securities suggested by the fund’s name.

Response: In the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series, the Company will (i) reflect a change in the name of each of F/m High Yield High Beta ETF, F/m High Yield High Quality ETF, F/m High Yield Short Duration Quality ETF and F/m High Yield Senior Secured ETF (the “Renamed HY Funds”) to, respectively, F/m High Beta High Yield ETF, F/m High Quality High Yield ETF, F/m Short Duration Quality High Yield ETF and F/m Senior Secured High Yield ETF, (ii) and revise the prospectus for each of the F/m High Yield 100 ETF, the Renamed HY Funds, F/m U.S. Treasury 3-Month Bill Institutional ETF and F/m Current Coupon Mortgage-Backed Securities ETF to disclose that (a) the investment objective of the Fund is to seek investment results that correspond (before fees and expenses) generally to the price and yield performance of the applicable specified index (each an “Underlying Index”) and (b) each Fund is a passively managed ETF that tracks the Underlying Index and under normal circumstances invests at least 80% of its net assets (plus any borrowings for investment purposes) in the particular type of security or securities that is suggested by the Fund’s name.

6.	Comment: For the F/m High Yield 100 ETF, F/m High Yield High Beta ETF, F/m High Yield High Quality ETF, F/m High Yield Short Duration Quality ETF, F/m High Yield Senior Secured ETF, F/m U.S. Treasury 3-Month Bill Institutional ETF and F/m Current Coupon Mortgage-Backed Securities ETF, please supplementally provide the methodologies of the reference index or sub-index.

Response: The Company has supplementally provided by email the methodology for the underlying and parent indices for the F/m High Yield 100 ETF.

The Company also has has supplementally provided by email the relevant methodologies for the Renamed HY Funds and the F/m U.S. Treasury 3-Month Bill Institutional ETF. Prior to the commencement of the operations of the F/m Current Coupon Mortgage-Backed Securities ETF, the Company will supplementally provide the staff with the relevant methodologies.

7.	Comment: For the High Yield Short Duration Quality ETF, the Fund’s name includes the term “Short Duration.” Please confirm that “duration” in this context refers to duration rather than maturity. Additionally, please provide disclosure regarding the metrics or parameters the Fund uses to define “short duration, ” including the criteria or standards applied. Further, please include a brief description of what duration means and explain the nexus between the Fund’s name and its investment strategy regarding short duration.

Response: The Company confirms that “duration” in the context of the F/m High Yield Short Duration Quality ETF (being renamed F/m Short Duration Quality High Yield ETF) refers to duration, rather than maturity. Generally speaking, the Adviser will utilize option-adjusted duration (“OAD” or “effective duration”) because the majority of high yield bonds are callable. The Company also confirms that “short duration” is defined in the Fund’s 80% policy as “a duration of three (3) years or less.” In the Subsequent Amendment, the Company will add the following to the principal investment strategy disclosure for the Fund: “Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates.”

8.	Comment: For the F/m High Yield Senior Secured ETF, please disclose how the Fund defines “senior security.”

Response: In the Subsequent Amendment, the Company will add the following to the principal investment strategy disclosure in the prospectus for the F/m High Yield Senior Secured ETF (being renamed F/m Senior Secured High Yield ETF): “The Fund defines a “senior security” as a high yield bond1 that is (i) higher priority in repayment order and (ii) secured by specific, tangible collateral of the issuer that can be seized in the case of a default. As a result of its seniority in the capital structure, and therefore, a higher claim on the underlying collateral, a senior secured bond has a greater chance of protecting an investor from a loss of principal in the event of default.”

9.	Comment: The “Additional Principal Investment Strategies for All Funds” section in the first prospectus states that, “During unusual economic or market conditions, or for temporary defensive or liquidity purposes, each Fund may invest up to 100% of its assets in money market instruments that would not ordinarily be consistent with such Fund’s investment objective. If a Fund takes a temporary defensive position, it may be unable for a time to achieve its investment objective.” The language “or for temporary defensive or liquidity purposes” is typically associated with actively managed funds rather than passively managed index funds. Please explain how this disclosure is applicable to the Funds in this prospectus, as they are passively managed index funds, or consider removing this language if it does not apply. If the language does not apply, be sure to remove it from the prospectus and the SAI.

Response: The Company will remove the above-referenced language in the prospectuses and SAIs included with the Amended Registration Statement and the Subsequent Amendment.

[1]	The Fund considers a bond to be “high yield” if the middle rating of Moody’s, Fitch and S&P is Ba1/BB+/BB+ or below, respectively.

10.	Comment: The Principal Investment Strategies section of the U.S. Treasury 3-Month Bill Institutional ETF notes that “F/m Investments LLC (the “Adviser”) uses a representative sampling indexing strategy in seeking to achieve the Fund’s investment objective. Under normal market conditions, the Adviser seeks to achieve the Fund’s investment objective by investing at least 80% of the Fund’s assets (plus any borrowings for investment purposes) in the securities comprising the Underlying Index and in securities that the Adviser believes to have economic characteristics substantially identical to those of the securities that comprise the Underlying Index, in this case, the U.S. Treasury 3-Month Bill ETF (TBIL), an affiliated ETF. that generally holds the outstanding U.S. Treasury Bill that matures closest to, but not beyond, three months from each month end. The Fund may also invest in cash and cash equivalents and/or money market instruments, such as repurchase agreements and money market funds, for cash management purposes.” There is a syntax issue in this sentence, specifically the reference to “the U.S. Treasury 3-Month Bill ETF (TBIL), an affiliated ETF.” This reference should point to the securities rather than the ETF itself.

Response: The Company will remove the referenced language from the prospectus in the Subsequent Amendment.

11.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, please include specialized risk disclosures for leveraged funds.

Response: The Company will make the requested change in the Subsequent Amendment.

12.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, please confirm whether the Fund intends to use relative Value at Risk (VaR) in complying with Rule 18f-4 under the 1940 Act. Additionally, please provide supplemental information, including a hypothetical VaR calculation, to demonstrate how the Fund expects to achieve its leverage objective while remaining in compliance with Rule 18f-4. Specifically, include a reference portfolio compared to the Fund’s hypothetical holdings and explain how the Fund would be able to meet its leverage requirements.

Response: The F/m Leveraged U.S. Treasury 3-Month Bill ETF confirms that it intends to use relative VaR in complying with Rule 18f-4 under the 1940 Act. Prior to the commencement of operations of the Fund, the Company will supplementally provide the staff with the requested information, including a hypothetical VaR calculation, to demonstrate how the Fund plans to comply with Rule 18f-4.

13.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, the investment objective does not clearly state whether the Fund seeks to achieve its leverage target on a daily basis. If this is the case, please clarify in the disclosure. Additionally, please: include bolded disclosure on the cover page; in the Fund’s Summary, add bullet point disclosure to warn investors about the risks associated with leveraged funds; and provide more prominent risk disclosures consistent with the higher risk profile of the Fund.

Response: The Company intends to seek to achieve its leverage target on a monthly, rather than daily, basis. Accordingly, the Company will add the requested prospects disclosures for the F/m Leveraged U.S. Treasury 3-Month Bill ETF in the Subsequent Amendment.

14.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, this Fund may pose increased risk for investors who hold positions for longer or shorter than a full trading day, as effective compounding and volatility can cause the Fund’s performance to deviate from expectations. Please add prominent disclosure stating that the Fund may not perform as expected if held for longer than a day, as compounding effects and market volatility can cause deviations from the underlying index; that the Fund is not suitable for all investors and is designed primarily for sophisticated investors who understand leveraged and volatile investment strategies and that if the Fund moves more than 50% in an adverse direction on a single trading day, an investor could lose their entire investment.

Response: The Company will make the requested change in the Subsequent Amendment.

15.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, the Principal Investment Strategies section states, “The F/m Leveraged UST 3-Month Bill Fund is an actively-managed exchange-traded fund (“ETF”) that seeks investment results, before fees and expenses, that correspond generally to 2x the price and yield performance of the U.S. 3-Month Treasury Bill. Under normal market conditions, F/m Investments LLC (the “Adviser”) seeks to achieve the Fund’s investment objective by investing at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in the U.S. 3-Month Treasury Bill and U.S. 3-Month Treasury Bill options, futures and/or swaps. ” Please revise the 80% policy to clearly reflect that the Fund will invest at least 80% of its assets in investments that seek to achieve twice the performance of the securities or reference assets, ensuring that exposure is maintained at least two times (2x) the performance of the underlying assets.

Response: The Company will make the requested change in the Subsequent Amendment.

16.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, the Principal Investment Strategies section does not clearly describe how the Fund intends to achieve its 2x leverage objective. Please add disclosure to clarify the types of derivatives (e.g., futures, swaps, options) the Fund expects to utilize to obtain leveraged exposure. Please also provide detailed disclosure on the Fund’s trading strategy and expected positions used to maintain the targeted leverage exposure.

Response: In the Subsequent Amendment, the Company will (i) disclose that it intends to utilize futures contracts (including Three-Month Secured Overnight Financing Rate (SOFR) futures and CME Group 13-Week U.S. Treasury Bill futures), swaps, call options, and put options on U.S. Treasury futures, to obtain leveraged exposure and (ii) provide the requested disclosure on the F/m Leveraged U.S. Treasury 3-Month Bill ETF’s trading strategy and expected positions used to maintain the targeted leverage exposure.

17.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, please add a tailored derivatives risk disclosure that specifies the types of derivatives the Fund intends to use. Based on the types of derivatives here, consider whether a counterparty risk disclosure should be included as well.

Response: The Company will make the requested changes to the Subsequent Amendment.

18.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, please add a tailored leverage risk disclosure that illustrates how he Fund’s 2x leverage strategy may result in significant loses, including the loss of an investors entire investment.

Response: The Company will add tailored leverage risk disclosure, as requested, to the prospectus in the Subsequent Amendment.

19.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, the Principal Investment Strategies does not specify the period of time over which returns are measured (e.g., daily, weekly, monthly). If the Fund seeks daily returns, the SEC requires that the word “Daily” be included in the Fund’s name to ensure clarity for investors. Please revise this section accordingly.

Response: The Company intends to seek returns on a monthly basis. The Company will clarify this in the Subsequent Amendment.

20.	Comment: For the F/m Leveraged U.S. Treasury 3-Month Bill ETF, please include in the Principal Investment Risks section additional disclosures regarding compounding risk and how it affects investor returns. Specifically, clarify that investors are not expected to achieve the Fund’s stated return if they hold shares for less than a full trading day; add a discussion on significant compounding risk, explaining how returns can diverge from the index over time; explain the adverse effects of compounding in volatile markets and include a graphic illustration showing the impact of compounding over multiple periods and how it may cause Fund returns to deviate from expected performance.

Response: The Company will add the requested discussion and explanation in the Subsequent Amendment. Prior to the commencement of operations of the F/m Leveraged U.S. Treasury 3-Month Bill ETF, the Company will supplement the Fund’s prospectus to include a graphic illustration showing the impact of compounding over multiple periods and how it may cause Fund returns to deviate from expected performance. As noted, the Fund intends to seek to achieve its leverage target on a monthly, rather than daily, basis.

21.	Comment: The Principal Investment Strategies section of the F/m Current Coupon Mortgage-Backed Securities ETF states, “The F/m Current Coupon MBS Fund is a passively-managed exchange-traded fund (“ETF”) that seeks, before fees and expenses, to the price and yield performance of [INDEX] (the “Underlying Index”), which consists of, among other things, current coupon mortgage-backed securities (“MBS”).” Please revise this language to clarify that the Underlying Index is substantially comprised of current coupon mortgage-backed securities, rather than stating that it consists of “among other things” MBS.

Response: The Company will make the requested change in the Subsequent Amendment.

22.	Comment: For the F/m Current Coupon Mortgage-Backed Securities ETF, the Principal Investment Strategies section does not clearly explain how the current coupon aspect of the Fund is relevant. Additionally, the 80% investment policy should specify that the Fund will invest at least 80% of its assets in “Current Coupon MBS”, rather than the broader category of MBS.

Response: The Company will make the requested change in the Subsequent Amendment.

23.	Comment: The Principal Investment Strategies section of the F/m Short Duration High Coupon Tax-Free Municipal ETF does not clearly explain how the Fund’s focus on high coupon bonds is compatible with its short duration strategy. Typically, short duration bonds have lower coupon rates, so the Fund’s name and strategy appear somewhat inconsistent. Please provide a supplemental explanation clarifying this relationship.

Response: The Company intends for the Fund’s primary focus to be on seasoned or secondary market municipal bonds that are either currently callable or soon-to-be callable. This call feature ensures that each bond has a short duration. The Fund will make clarifying changes in the Subsequent Amendment.

24.	Comment: The Principal Investment Strategies section of the F/m Short Duration High Coupon Tax-Free Municipal Fund does not explicitly define what “duration” means in this context. Please clarify that duration refers to price sensitivity to interest rate changes, rather than maturity, to avoid potential investor confusion.

Response: The Company will make the requested change in the Subsequent Amendment.

25.	Comment: The Principal Investment Risks section of the F/m SMID Equity ETF includes REIT risk, but it is unclear whether this risk is relevant given that the Fund primarily invests in small- and mid-cap equities. Please confirm whether REIT risk applies to this Fund or consider removing it if it is not a material risk.

Response: The Company does not consider “REIT Risk” to be a principal risk of the F/m SMID Equity ETF and will remove it from the prospectus.

26.	Comment: The “Additional Principal Investment Strategies for All Funds” section in the second prospectus states that “Each Fund’s 80% Policy is non-fundamental and can be changed by the Board upon 60 days’ prior notice to shareholders.” However, under Rule 35d-1, the 80% policy for tax-free funds must be fundamental rather than non-fundamental. Please revise the disclosure accordingly.

Response: The Company will make the requested change in the Subsequent Amendment.

Statements of Additional Information

27.	Under “Investment Restrictions” in the first SAI, the Investment Restrictions section states: “Each Fund will concentrate (i.e., invest 25% or more of the value of its total assets at the time of purchase in the securities of one or more issuers conducting their principal business activities in the same industry) to approximately the same extent as the Underlying Index identified in the Fund’s investment objective. Group of related industries is defined as three or more industries based on the Adviser’s classification for the purpose of this section.” The Staff notes that typically, a concentration policy is presented in a separate paragraph and categorized under the fundamental or non-fundamental policies with numbering. Please confirm whether the concentration policy is fundamental or non-fundamental, and move the disclosure under the appropriate section.

Response: The concentration policy is fundamental. In the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series, sub-headings will be added under “Investment Restrictions” to highlight which policies are fundamental and which are non-fundamental, and the Funds’ concentration policy will be numbered.

28.	Comment: The Investment Restrictions section in the first SAI states: “Each Fund will concentrate (i.e., invest 25% or more of the value of its total assets at the time of purchase in the securities of one or more issuers conducting their principal business activities in the same industry) to approximately the same extent as the Underlying Index identified in the Fund’s investment objective. Group of related industries is defined as three or more industries based on the Adviser’s classification for the purpose of this section.” Please revise the disclosure so that it states “Each Fund will concentrate (i.e., invest 25% or more of the value of its total assets at the time of purchase in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries) to approximately the same extent as the Underlying Index identified in the Fund’s investment objective." Please either clarify whether the Fund would ignore its concentration policy with respect to two industries, or delete the sentence which states that "Group of related industries is defined as three or more industries based on the Adviser’s classification for the purpose of this section.”

Response: The Company will make the requested change to the concentration policy, and will delete the sentence as requested, in the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series.

29.	Comment: Under “Investment Restrictions,” the Staff notes the following disclosure: “‘Group of related industries’ is defined as three or more industries based on the Adviser’s classification for the purpose of this section.” Please supplementally explain why the definition of “group of related industries” includes three or more industries, instead of two or more industries," or delete the sentence.

Response: The Adviser will delete the sentence in the Amended Registration Statement for ZTOP, and in the Subsequent Amendment for the Other F/m Series.

Part C

30.	Comment: The Exhibits – Part C section should include license and sublicense agreements related to indexes. Please confirm whether these agreements will be filed as exhibits.

Response: The Registrant will file the agreements as exhibits to the Amended Registration Statement and/or the Subsequent Amendment.

31.	Comment: The Exhibits – Part C section does not include the Legal Opinion. Please confirm that a Legal Opinion will be filed.

Response: The Company confirms that a separate Legal Opinion will be filed as an exhibit to the Amended Registration Statement and the Subsequent Amendment.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,
/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson